KRAMER LEVIN NAFTALIS & FRANKEL LLP

Christopher S. Auguste
Partner
Phone 212-715-9265
Fax 212-715-8277
cauguste@kramerlevin.com

July 27, 2009

VIA EDGAR and FEDERAL EXPRESS

Mr. Terence O’Brien, Accounting Branch Chief
Mr. Alfred Pavot, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Re:	InterAmerican Acquisition Group Inc., File No. 333-152977
Response to SEC Comment Letter dated June 23, 2009

Gentlemen:

On behalf of InterAmerican Acquisition Group Inc. (the “Company” or “IAG”), we respond as follows to the Staff’s comment letter dated June 23, 2009 relating to the above-captioned Registration Statement (the “Registration Statement”).  Together with our responses below, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

Amendment No. 4 incorporates the following significant changes that we wish to bring to the attention of the Staff:

•
Amendment of Transaction Terms.  The terms of the acquisition have been modified to reduce the effective purchase price of the target company and provide protections beneficial to the IAG stockholders.   Specifically, the IAG stockholders will receive a fractional share of CNC Class A Preferred stock and a fractional share of CNC common stock for each of share of IAG common stock, giving them a liquidation preference and other rights that will not be enjoyed by the Sing Kung common stockholders, who will continue to receive only common stock in the transaction.  The exchange offer for the current Sing Kung preferred stockholders has been revised so that they too can receive CNC Class A Preferred stock if they elect to participate.   The rights and designations of the CNC Class A Preferred stock are disclosed in Amendment No. 4 and amended corporate documents and related opinions are provided.  The amended transaction terms also provide for a dividend of $4.85 per share to be paid upon closing to those IAG public stockholders who do not elect to exercise their conversion rights.  In addition, the amended stock purchase agreement contemplates the possibility that IAG, Sing Kung or their affiliates may enter into stock purchase or other similar transactions to ensure that the transaction will be approved by the requisite number of IAG stockholders and such purchase transactions are specifically permitted.  We have made disclosures related to the dividend and potential stock purchase transactions in Amendment No. 4.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000
www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Terence O’Brien
United States Securities and Exchange Commission
July 27, 2009

•
Inclusion of Contingent Liquidation Plan.  Because IAG is nearing the date by which it must liquidate if it does not consummate a business combination, a contingent dissolution and liquidation plan and related stockholder resolution is included in the prospectus.  This disclosure and related resolution is consistent with the undertakings contained in IAG’s IPO prospectus.

•
Inclusion of Resolution Authorizing Stockholder Meeting Adjournment.  A stockholder resolution is also included to authorize adjournment of the stockholder meeting at the discretion of the IAG board or its chairman if sufficient votes are not cast to be determinative.  Additional disclosure is provided in Amendment No. 4 related to this proposed resolution.

•
Inclusion of a Contingent Resolution to Reduce Authorized IAG Shares.  A stockholder resolution is also included to authorize a reduction of IAG shares to limit Delaware franchise taxes in the event that IAG must liquidate. Additional disclosure is provided in Amendment No. 4 related to this proposed resolution.

We would also like to bring to the Staff’s attention the fact that IAG is nearing its liquidation deadline and believes its prospectus must be effective and mailed no later than August 7, 2009 in order to have time to solicit stockholder votes before its liquidation deadline.  As a result, any cooperation that the Staff can provide in expediting the review of Amendment No. 4 would be greatly appreciated.  To that end, members of IAG management and this firm are available to answer any questions or respond to any comments as they arise.  We welcome the opportunity to work interactively with the Staff to help facilitate the review of Amendment No. 4.

Captions and page references herein correspond to those set forth in Amendment No. 4, a copy of which has been marked to show changes from Amendment No. 3 to the Form S-4.  We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Al Pavot and Dieter King.  For convenience, we have recited each of the Staff’s comments from the June 23, 2009 letter and provided the Company’s response to each comment immediately thereafter.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Terence O’Brien
United States Securities and Exchange Commission
July 27, 2009

FIN 46R

1.	Given that the SNC acquisition was not consummated until December 2008, please include 9/30/08 SNC financial statements in the amended S-4. See Article 8-04 of Regulation S-X.

We have included the September 30, 2008 SNC financial statements in section F-III as requested.

2.
Please include SFAS 141 paragraph 51-55 disclosures for the 12/8/08 SNC acquisition in the Sing Kung financial statements.  Disclose also the business purpose of the acquisition so that readers can understand why Sing Kung acquired a non-operating entity.  If Sing Kung was obligated to consummate the purchase in exchange for the contract rights acquired 12/27/07, then that fact should be clearly stated.

As requested, the December 31, 2008 financial statements of Sing Kung include SFAS 141 disclosures and an explanation of the business purpose of the acquisition.  This disclosure is the same as the final draft version that we sent to the Commission for preliminary review in early July and incorporates all comments received from the Staff with respect thereto.  We have confirmed that Sing Kung was not obligated to complete the purchase, and as previously requested, we included a copy of the final SNC purchase agreement as an exhibit to Amendment No. 4 (See Exhibit 10.9).

EITF 99-19

3.
We understand that the 3/5/07 contract was operative for the Jiaohe project work performed between 1/1/08 and 4/22/08.  As explained in our prior letter, we agree that revenue should be recognized on a net basis for the services provided by Sing Kung during this period.  However, it would not be appropriate to use the 4/23/08 contract as a basis for retroactively changing your method of recognizing these same revenues from the net basis to the gross basis (page 18 of your letter).  We understand that the 4/23/08 contract assigned Sing Kung the function of receiving all of the sales proceeds to be collected after project completion and also obligated Sing Kung with the corresponding obligation to pay the other consortium members and contractors for their work performed on the contract.  An asset and equivalent liability should have been booked by Sing Kung on that date to recognize these acquired legal rights and obligations.  However, there is no basis to adjust the historical revenue amounts which were properly recognized on a net basis consistent with the operative contractual provisions in place when the services were performed.  Based on the data on page FII-4 of the initial S-4, it appears that Sing Kung’s 2008 revenue is impacted by $16.6 million.  Please revise as previously requested.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Terence O’Brien
United States Securities and Exchange Commission
July 27, 2009

As discussed with the Staff subsequent to the receipt of the June 23, 2009 comment letter, the Jiaohe Project revenue has been recognized on a net basis and in accordance with SFAS 13 (as discussed further below).  The notes to the financial statements for Sing Kung (refer to Note 3(f)) make this clear and Sing Kung’s audited 2008 year-end and unaudited March 31, 2009 financial statements included in the proxy statement/prospectus present revenue and notes related to the Jiaohe Project in the same manner as drafts previously provided to the Staff after incorporation of all comments received related to those drafts.  Additional explanation of the reason why the Jiaohe Project revenue is recognized on a net basis is included in the MD&A comparing the results of operations for the years ended December 31, 2008 and 2007 (under the heading “Operating Revenues”).

4.
Please clarify for us how the Renewal Project language in Article 8.1 of the 7/23/08 contract supports your use of gross revenue recognition.  It appears that the buyer is responsible for construction oversight, quality and warranty matters whereas the seller is merely providing the financing.

Please refer to our response to comment 3 above.  The Jiaohe Project revenue has been recognized using the Net Method.  As previously requested by the Staff, we have filed a translated copy of the Jiaohe Post-bid contract as an exhibit to Amendment No. 4 (See Exhibit 10.8).

5.
Please clarify for us how the “joint liability” language in Chapters 3 and 4(1) of the 7/20/08 Jiaohe bidding document is consistent with your use of gross revenue recognition.  We note that Chapter 4(2) separately addresses the bidder qualification issue cited in your response.

Please refer to our response to comment 3 above.  The Jiaohe Project revenue has been recognized using the Net Method.

6.
Please tell us whether the customer has any direct legal recourse (performance, warranty or financial) against subcontractors and/or other consortium members under any circumstance, including a dissolution of Sing Kung/CCI prior to contract completion.

As we previously communicated to the Staff, we do not believe that the customer (Jiaohe) has direct legal recourse to the project subcontractors.  However, we recognize this is not the only consideration in determining whether the Jiaohe Project revenue should have been recognized using the Net or Gross Method.  Please refer to our response to comment 3 above.  The Jiaohe Project revenue has been recognized using the Net Method.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Terence O’Brien
United States Securities and Exchange Commission
July 27, 2009

Revenue Recognition

7.
It remains unclear whether the percentage-of-completion (POC) method is appropriate in regards to your Changchun and Jiaohe contracts.  Paragraph 22 of SOP 81-1 states that the POC method is intended to reflect the economic substance of the transactions described therein.  The SOP states that the concept supporting POC accounting is that “in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses”.  This transfer of ownership rights entails a substantive transfer of the risk of loss between the seller and the buyer as the construction is being performed.  We understand that the buyer does not make any progress payments under your contracts and that the contracts do not legally obligate the buyer to pay for any damage to the property that occurs during the construction phase.  We understand that the seller assumes full operating and financial responsibility for the completion of the project.  Accordingly, it does not appear that the buyer assumes any substantive risk of loss on the project until construction is completed and they have formally agreed to accept the project and their corresponding payment obligation.  It appears that the only circumstance in which the seller is legally entitled to any payment prior to completion is if both parties agree to early terminate the contract.  So, if the seller was unable to complete the project due to business or financial reasons, it does not appear that the buyer would be obligated to make any payment for the work performed.  Further, Article 11 of the 7/23/08 contract does not appear to grant the seller any security interest or lien rights until after project completion and acceptance.  Also, given that Chinese law restricts real property ownership solely to the government, the seller has no ability to foreclose on the property.  As observed in comment 8 of our 2/10/09 letter, it appears that these arrangements are substantively equivalent to a sales-type lease as described in paragraph 6.b.i of SFAS 13.  In this regard we note that a profit is recognized on the transaction, and that the buyer obtains ownership of the constructed assets, and that the present value of the buyer’s 8 year interest-bearing payment obligation presumably exceeds 90% of the project’s fair value.  Under this accounting model, no revenue or project expense (except probable contract losses) would be recognized until completion and acceptance.  It is not clear whether there would be any unearned income (as defined) on these arrangements since the buyer’s payment obligations are interest-bearing.  Consequently, it appears that this issue would not materially impact your 2006 financial statement presentation of the Changchun contract since the contract was initiated and accepted in 2006.  Similarly, we understand that both initiation and acceptance of the Jiaohe Renewal Project occurred in 2008 so it appears that this issue would not materially impact your 2008 financial statement presentation of this contract.  However, revenue and contract expense (except for probable contract losses) on the Jiaohe New District project, and any other similar ongoing projects, should not be recognized until completion and acceptance.  We understand that acceptance of the New District Project is expected in June 2009.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Terence O’Brien
United States Securities and Exchange Commission
July 27, 2009

As discussed with the Staff subsequent to receiving comments in the June 23, 2009 letter, both SNC and Sing Kung have restated revenues in accordance with SFAS 13.  The financial statements for both Sing Kung and SNC that are included in the updated proxy statement/prospectus reflect this restatement and are the same as the drafts submitted to the Staff subsequent to receiving the June 23, 2009 letter after incorporation of all comments received from the Staff on those drafts.

MD&A

8.
The response to comment I from our 1/7/09 letter characterizes Sing Kung’s ability to control Changchun property access as “difficult or impractical.” This appears consistent with Chinese law stipulating that only the government can own real property.  Our understanding is that in event of default, Sing Kung could not realistically foreclose on real property, with or without a perfected security interest.  We also understand that Sing Kung may have a right to collect land use right fees from the constructed properties or on unrelated properties.  Please revise the Jiaohe and Zhengding disclosures to fully address these issues.

In response to the Staff’s comment, the MD&A disclosure was revised and conforms with the draft revisions submitted to the Staff subsequent to the June 23, 2009 letter and incorporates responses to all comments received from the Staff on those drafts.

Re-stated SNC Financial Statements

9.	Please note that the opinion date on the audit report should be updated in light of the re-statement and updated footnote disclosures.

The audit reports have been updated.

10.	Please explain how SNC generated $782,267 of securities trading profits in 2007 given that they generated no revenue during the period and started the year with only $62,286 of cash.

As requested, supplementary disclosure is provided in the notes to the audited SNC financial statements for 2007 (Note 10).  Similar disclosure related to SNC’s trading activities is incorporated in the MD&A.  This financial statement footnote disclosure conforms with the drafts submitted to the Staff subsequent to the June 23, 2009 letter and incorporates responses to all comments received from the Staff on those drafts.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Terence O’Brien
United States Securities and Exchange Commission
July 27, 2009

11.	The tabular data in footnote 2 is presented in RMB whereas the financial statements are presented in USD. Please revise.

In response to the Staff’s comment, the footnote disclosure has been revised and conforms with the drafts submitted to the Staff subsequent to the June 23, 2009 letter and incorporates responses to all comments received from the Staff on those drafts.

12.
The disclosure in footnote 2 states that the $7,368,028 BT project receivable is comprised of the amount due for project advances made in 2005, and the revenue earned in 2006.  However, the Statement of Cash Flows reports only $299,113 of advances in 2005 and the Statement of Operations reports $1,880,571 of revenue earned in 2006.  Please provide clarifying disclosure that reconciles these amounts and explains why SNC has recorded receivables for amounts that the customer (Changchun) owes to the other consortium members.  In this regard, we note that Changchun made significant contract payments directly to the consortium members so it is unclear how SNC has a legal right to collect payments on their behalf.

In response to the Staff’s comment, this financial statement footnote disclosure was revised to tie out to the amounts presented on the balance sheet and in the statements of cash flows and the note text was amended.  The final form included in the financial statements presented in the proxy statement/prospectus conforms with the drafts submitted to the Staff subsequent to the June 23, 2009 letter and incorporates responses to all comments received from the Staff on those drafts.

Prior Comments

13.	Note that comments 9, 10 and 11 from our 1/7/09 letter remain outstanding.

The 2008 and March 31, 2009 Sing Kung financial statements presented in section FII of the updated proxy statement/prospectus include appendices that provide pro forma financial statements giving effect to Sing Kung’s acquisition of CNC in response to comment 9 of your January 7, 2009 letter.  We have also filed a new legal opinion as Exhibit 5.1 to Amendment No. 4 in response to comments 10 and 11 of your January 7, 2009 letter.

14.	Note the financial statement updating requirements in Article 8-08 of Regulation S-X.

We note the financial statement updating requirements in Article 8-08 of Regulation S-X.

******

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Terence O’Brien
United States Securities and Exchange Commission
July 27, 2009

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers or to contact William Morro, CEO of IAG, at his office direct number (312-957-4172), by e-mail (wmorro@interamerican-group.com) or by fax (866) 357-5886.  Again, we appreciate the Staff’s attention to the imminent deadline faced by IAG and your efforts to help IAG achieve effectiveness in time to meet its deadline.

Very truly yours,

/s/ Christopher S. Auguste

Christopher S. Auguste

cc:           William C. Morro